Exhibit 99.1

Bitfarms to Participate in the Dawson James Small Cap Growth Conference October 12

Toronto, Ontario and Brossard, Québec (October 3, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, announced that management will be participating in the Dawson James Small Cap Growth Conference held on October 12 in Jupiter, FL.

Event:	Dawson James Small Cap Growth Conference
Date:	October 12, 2023
Location:	Wyndham Grand Jupiter at Harbourside Place,
122 Soundings Ave, Jupiter, FL 33477
Presentation:	12:00 PM ET, October 12, 2023
Webcast – Dawson James Small Cap Growth Conference

For additional information or to schedule a 1:1 meeting on October 12, please contact your institutional sales representative or Bitfarms’ IR Team at bitfarms@lhai.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com